Stradley Ronon Stevens & Young, LLP 100 Park Avenue Suite 2000 New York, NY 10017 Telephone 212.812.4124 Fax 646.682.7180 www.stradley.com

June 13, 2022

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Attn:  Ms. Ashley Vroman-Lee

Re:	The UBS Funds (the “Trust”)
File Nos. 033-47287; 811-06637

Dear Ms. Vroman-Lee:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment No. 152/153 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2022 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”) to (i) register a new class of shares, Class P2 shares, for the UBS U.S. Small Cap Growth Fund and the UBS Total Return Bond Fund (to be renamed UBS Multi Income Bond Fund) (collectively with the UBS U.S. Small Cap Growth Fund, the “Funds”), each a series of the Trust; and (ii) make certain changes to the investment strategies of the UBS Total Return Bond Fund.  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

1. Comment.	The UBS Multi Income Bond Fund includes convertible securities as part convertible bonds as part of its principal investment strategy and, if so, please add corresponding disclosure stating such.

Response.	The Trust confirms that contingent convertible bonds are not part of the UBS Multi Income Bond Fund’s principal investment strategy.

2. Comment.
 The UBS Multi Income Bond Fund’s principal investment strategy states that the Fund will invest in equity securities, however, the Fund currently has no exposure to equity securities. Please explain why equity securities are included as a principal investment strategy.

Response.
The repositioning of the Fund includes a change to the Fund’s investment strategy that includes adding the ability to invest in equity securities as part of the Fund’s principal strategy. Because the repositioning has not yet occurred, the Fund is not currently invested pursuant to its repositioned strategy.

3. Comment.	Please confirm that the Funds will use the market value rather than the notional value for derivatives when calculating compliance with the Fund’s 80% policy.

Response.
The value of derivative instruments is calculated for purposes of the Funds’ 80% policy in the same manner that the value of such derivative instruments is calculated according to the Funds’ valuation policies and procedures for purposes of determining the Funds’ net asset value. Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Funds’ net asset values. The Funds reserve the right to alter how they value derivatives for purposes of their 80% policies based on subsequent guidance from the SEC or Staff or in response to modifications to the Staff’s position.

4. Comment.	Consider adding risk disclosure for fixed rate, adjustable rate, zero coupon, pay-in-kind and auction rate securities, which are included in the Fund’s principal strategy disclosure.

Response.
The Fund will add the following disclosure to "Interest rate risk":

Variable rate securities generally will not increase in market value if interest rates decline. Conversely, the market value may not decline when prevailing interest rates rise. Fixed rate debt securities generally are more sensitive to interest rate changes than variable rate securities.

Zero coupon and pay-in-kind securities are not considered principal and will be removed from the principal investment strategy sections.

5. Comment.	Consider adding risk disclosure to the UBS Multi Income Bond Fund prospectus related to fixed income securities beyond interest rate risk, such as a risk related to changes in the bond market.

Response.	The Trust notes that in addition to interest rate risk, the UBS Multi Income Bond Fund’s principal risks also include credit risk, liquidity risk, high yield bond risk, market risk, municipal securities risk, and US government securities risk. The Trust further notes that such risks are reviewed as needed for updates to reflect changes in the bond market. As such, the Trust respectfully declines to add an additional risk specific to changes in the bond market.

6. Comment.
Please replace “generally” with “substantially” in the following sentence on page 6 of the Class P2 share Prospectus and Page 7 of the Class A and P share Prospectus:

The Funds have generally similar investment objectives and, prior to June 13, 2022, had generally similar strategies.

Response.	The Trust will revise the disclosure as requested.

7. Comment.
Please confirm that the portfolio managers listed in the summary section of the prospectus for the Funds are primarily and jointly responsible for day-to day management of the Funds, and if so, please disclose.

Response.
The Trust confirms that the portfolio managers listed in the summary section of the prospectus for each of the Funds are primarily and jointly responsible for day-to day management of the Funds, respectively. The Trust notes that Form N-1A requires disclosure of the person or persons who are primarily responsible for the day-to-day management of the Fund’s portfolio, but does not require an explicit statement that each portfolio is primarily and jointly responsible for day-to-day management of the Funds. The Trust respectfully declines to revise its disclosure in this regard.

8. Comment.	Please incorporate applicable comments made to UBS Multi Income Bond Fund to UBS U.S. Small Cap Growth Fund.

Response.	The Trust will incorporate applicable comments to the UBS U.S. Small Cap Growth Fund.

9. Comment.
The UBS U.S. Small Cap Growth Fund’s prospectus discloses that the Fund is classified by the investment adviser as an "ESG-integrated" fund. Please consider whether an ESG specific risk should be included for the UBS U.S. Small Cap Growth Fund.

Response.
As stated in the “Principal investment strategies” section of the prospectus for the Fund, the Fund’s investment process integrates material ESG considerations among many other investment criteria in its research process.  The Fund’s disclosure provides that this ESG integration is driven by taking into account material ESG risks which could impact investment returns, rather than being driven by specific ethical principles or norms.  Due to the manner that ESG considerations are being integrated into the investment process by the Advisor for the Fund, the Registrant does not believe that a ESG specific risk is warranted for the Fund at this time.

10. Comment.
The UBS U.S. Small Cap Growth Fund’s prospectus discloses that the Fund considers small capitalization companies to be those that are within the range of the largest and smallest company in the Russell 2000 Index at the time of purchase. Please disclose the market capitalization range of the Russell 2000 Index.

Response.	The Trust will make the requested change.

Please do not hesitate to contact me at (212) 404-0654, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Jamie M. Gershkow Jamie M. Gershkow

cc:	Jana L. Cresswell Keith A. Weller Fund Secretary

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